Happiness Biotech Group Ltd

No. 11, Dongjiao East Road

Shuangxi, Shunchang, Nanping City

Fujian Province, P.R.C.

October 23, 2018

VIA EDGAR

Mary Beth Breslin

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Happiness Biotech Group Ltd

Draft Registration Statement on Form F-1

Submitted September 4, 2018

CIK No. 0001751876

Dear Ms. Breslin:

Happiness Biotech Group Ltd. (the “Company”, “Happiness,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 20, 2018 regarding our Registration Statement on Form F-1 (the “Registration Statement”) previously submitted on September 4, 2018. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended F-1 submitted publicly accompanying this Response Letter is referred to as Amendment No. 1.

Please note that new language we are including in Form F-1 pursuant to your comments, is indicated in this letter in bold, italicized font; any deletions from the initial Registration Statement are indicated in this letter as strikethrough font.

Draft Registration Statement on Form F-1

Cover Page

1.	Please revise the description of the escrow arrangement to clarify whether you will return funds promptly in the event the minimum offering amount is not sold. Refer to Exchange Act Rule 10b-9.

Response: In response to the Staff’s comment we have revised the disclosure on cover page of Amendment No. 1.

2.	Based on certain of your disclosures, such as your statements in footnotes 1 and 4 to the fee table and your capitalization tables, it appears that you intend to grant the underwriters an over-allotment option. The use of an over-allotment option, however, is not appropriate in an offering being conducted on a best efforts, minimum-maximum basis (i.e., it is used/appropriate only in offerings done on a firm commitment basis, which is not the case here). Please revise accordingly.

Response: Although the Company believes it it is permissible for the underwriters in a best effort offering to have over-subscription option, we have revised the footnotes 1 and 4 to the fee table and capitalization tables of Amendment No. 1 by removing the over-subscription option since this Amendment No. 1 will not include the underwriters and plan of distribution information.

3.	Please identify your underwriters and provide the plan of distribution disclosures required by Item 9.B of Form 20-F.

Response: We intend to include information related to the underwriters and plan of distribution in our next filing.

Prospectus Summary, page 1

4.	Please explain “Reishi spore powder,” “Cordyceps mycelia,” and “Ejiao solution” in terms a lay investor would understand. Please also disclose the indications targeted by each of these products.

Response: In response to the Staff’s comment we have revised the disclosure on page 1 of Amendment No. 1.

5.	In the “Overview” section here, please provide a brief description of the traditional Chinese medicine industry in China and its key differences from the regulated pharmaceutical industry. Include in your “Regulations” subsection a more detailed discussion of the differences in regulatory requirements, the type of regulatory approvals your nutraceutical products have received, and whether your GMP certificate that you received in 2005 needs to be renewed.

Response: In response to the Staff’s comment we have revised the disclosure on pages 2 and 59 of Amendment No. 1.

6.	Please add a section here in the summary to discuss your material risks in as prominent in detail and presentation as the discussion of your competitive advantages and growth strategies.

Response: In response to the Staff’s comment we have revised the disclosure on page 4 of Amendment No. 1.

Implications of Our Being an “Emerging Growth Company” and “Foreign Private Issuer”, page3

7.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”) is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

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8.	Please revise your last paragraph, which states that your audit committee will only consist of two independent directors, as your disclosures elsewhere, including on page 71, indicate that your audit committee will consist of at least three independent directors within the meaning of the NASDAQ Listing Rules.

Response: In response to the Staff’s comment we have revised the disclosure on page 6 of Amendment No. 1.

Risks Related to the Offering and Our Ordinary Shares, page 10

9.	Please add a risk factor discussing your potential status as a PFIC, and also add a discussion on this issue in your summary risks section.

Response: In response to the Staff’s comment we have revised the disclosure on page 14 of Amendment No. 1.

10.	Please add a risk factor discussing the regulations that require an enterprise in China to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital, and state the current percentage you have achieved.

Response: In response to the Staff’s comment we have revised the disclosure on page 21 of Amendment No. 1.

Risk Factors

Our Chief Executive Officer owns a substantial amount of our Common Stock, page 15

11.	Please expand this risk factor and its heading to disclose the family relationship between the Chairman and the CEO. Please also include a discussion of the significant insider ownership and family relationship in your summary risks section.

Response: In response to the Staff’s comment we have revised the disclosure on page 19 of Amendment No. 1.

Risks Related to Doing Business in China, page 15

12.	Please add a risk factor discussing the difficulty investors may have in obtaining or enforcing judgments against you or some of your executive officers and directors.

Response: In response to the Staff’s comment we have revised the disclosure on page 23 of Amendment No. 1.

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Use of Proceeds, page 25

13.	Please revise to disclose the number of experience stores you expect to be able to open if you achieve the minimum amount of proceeds and if you achieve the maximum amount.

Response: In response to the Staff’s comment we have revised the disclosure on page 31 of Amendment No. 1.

14.	We note that one of your proposed uses is to invest in research and development. Please clarify whether all such amounts would be used for the three products you reference in the last three paragraphs on page 48, or whether this amount will also be used to develop other products.

Response: In response to the Staff’s comment we have revised the disclosure on page 31 of Amendment No. 1.

Dilution, page 28

15.	Please provide the disclosure required by Item 9.E.1 of Form 20-F regarding amounts paid by existing investors and new investors or tell us why you believe this disclosure is not required.

Response: In response to the Staff’s comment we have revised the disclosure on page 34 of Amendment No. 1.

Management’s Discussion and AnalysisOperating Activities, page 35

16.	Please address the following:

●	expand the disclosure to explain the underlying reasons for the decrease in inventory and the increase in accounts receivable.

●	regarding inventory, days’ sales in inventory decreased to 26 days at March 31, 2018 from 50 days at March 31, 2017. In particular, per page F-17 finished goods inventory at March 31, 2018 is $253,174. Expand your discussion to address the effect the level of inventory at March 31, 2018 will have on sales in fiscal 2019.

●	regarding accounts receivable, explain in the disclosure why days’ sales in accounts receivable increased to 194 days at March 31, 2018 from 161 days at March 31, 2017.

●	reconcile for us the change in accounts receivable and inventory shown on the cash flow statement for fiscal 2018 to the change in reported amounts on the balance sheet.

Response:

●	In response to the Staff’s comment we have revised the disclosure on pages 41 and 42 of Amendment No. 1.

●	In response to the Staff’s comment we have revised the disclosure on page 42 of Amendment No. 1.

●	In response to the Staff’s comment we have revised the disclosure on page 42 of Amendment No. 1.

●	In response to the Staff’s comment we have reconcile for you the difference shown on the cash flow statement and the change in reported amounts on the balance sheet as following.

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The difference between change in accounts receivable shown on the cash flow statement for fiscal 2018 and the variance of reported amounts on the balance sheet is due to the different foreign currency exchange rates we used on the cash flow statement and the balance sheet. The reconciliation of the differences is listed as following,

	Currency	As of March 31, 2018	As of March 31, 2017

Accounts receivable (balance sheet)	In RMB	204,770,889	161,518,528
Currency exchange rate as of year-end	1 USD = RMB	6.2881	6.8993
Accounts receivable (balance sheet)	In USD	32,564,827	23,410,857

	Currency	For the year ended March 31, 2018

Change in accounts receivable	In RMB	(43,252,361)
Currency exchange rate in FY2018	1 USD = RMB	6.6021
Change in accounts receivable (cash flow)	In USD	(6,551,304)

Other than the different foreign currency exchange rates we used on the cash flow statement and the balance sheet, the difference between change in inventory shown on the cash flow statement for fiscal 2018 and the variance of reported amounts on the balance sheet is also due to the capitalized depreciation expense of plant, property and equipments included in inventory. The reconciliation of the differences is listed as following:

	Currency	As of March 31, 2018	As of March 31, 2017

Inventory (balance sheet)	In RMB	14,268,845	25,707,474
Currency exchange rate as of year-end	1 USD = RMB	6.2881	6.8993
Inventory (balance sheet)	In USD	2,269,182	3,726,099

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	Currency	For the year ended March 31, 2018

Change in inventory	In RMB	11,438,629
Capitalized depreciation expense included in inventory	In RMB	3,758,166
Change in Inventory (operating activity)	In RMB	15,196,795
Currency exchange rate in FY2018	1 USD = RMB	6.6021
Change in Inventory (cash flow)	In USD	2,301,812

Business, page 43

17.	You state in the second paragraph and elsewhere in the prospectus that you believe you are one of the leading companies specializing in research, development, manufacturing, and sale of nutraceutical and dietary supplements made of Reishi spore powder, Cordyceps mycelia, Ejiao, and other materials. Please provide the basis for your belief that you are one of the leading companies in this area.

Response: In response to the Staff’s comment we have revised the disclosure on page 49 of Amendment No. 1.

18.	We note that your description of many of the products in your table on page 44, and your discussion of certain of the products generally on pages 41-42, claim that they produce certain benefits, such as “effects of boosting the immune system and preventing diseases.” For each such statement, please revise to explain the basis for determining that the product is effective for such purpose, whether such benefits needed to be proven to any regulatory authority, and state any serious adverse events the products may produce. With respect to any product that you state has shown no side effects (such as your statement in the penultimate paragraph on page 42), please clarify the basis for such statements.

Response: In response to the Staff’s comment we have revised the disclosure on pages 47, 48 and 50 of Amendment No. 1.

Manufacturing and Quality Control, page 45

19.	To provide context for your statements in the first two paragraphs on page 46 regarding the savings that resulted from your transition from labor-intensive manufacturing processes to the use of automatic methods, please disclose which years you are using for comparison purposes.

Response: In response to the Staff’s comment we have revised the disclosure on page 52 of Amendment No. 1.

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20.	We refer to your statement in the third paragraph on page 47 that you provide professional training to nutrition consultants so that they are able to provide physical examination services to consumers. Please revise to clarify these type of services, and whether they are medical in nature, and if they are, please state whether any other regulatory approvals or licenses will be needed.

Response: In response to the Staff’s comment we have revised the disclosure on pages 52 and 53 of Amendment No. 1 to clarify nutrition consultant are in fact sales consultant.

Research and Development, page 48

21.	You state in the last three paragraphs on page 48 that you are planning to introduce three new products based on Reishi mushrooms, and that these products have the health benefit of improving liver function or regulating blood lipid level. Please explain whether these benefits are still under testing and therefore remain unproven. If the stated benefits are still being tested, please explain whether a regulatory authority will determine that the products have such stated benefits. If the benefits have already been proven, please disclose the basis for such statements.

Response: In response to the Staff’s comment we have revised the disclosure on page 54 of Amendment No. 1.

22.	Please expand your disclosure to further explain the nature of the research you are conducting in connection with your three proposed new products, such as whether the research is focused on developing or testing the effects of such products, or whether itis focused on their manufacturing.

Response: In response to the Staff’s comment we have revised the disclosure on page 54 of Amendment No. 1.

23.	Please reconcile your disclosure here regarding your supply of Reishi spore powder with your disclosure on page 45 where you state you purchase these raw materials at a discount to market from suppliers to which you provide technical support for their cultivation.

Response: In response to the Staff’s comment we have revised the disclosure on page 51 of Amendment No. 1.

Management, page 59

24.	Please revise to provide the information required by Item 6.A. of the Form 20-F for your directors. In addition, please expand your discussion of Mr. Bian’s experience to explain the nature of his responsibilities when he was a manager for Viscardi AG, China Division, and to describe his recent business experience since 2012.

Response: In response to the Staff’s comment we have revised the disclosure on page 66 of Amendment No. 1.

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Duties of Directors, page 60

25.	You state here that a director may not vote at any meeting on any resolution concerning an interested matter, and you have similar disclosure in the first paragraph on page 72, but Section 23.3 of your Memorandum and Articles of Association states that the director shall be at liberty to vote on interested transactions or contracts so long as the nature of the interest is disclosed. Please reconcile your disclosure, or if this is a provision that will be in an amended and restated version of your articles of association, please ensure to file this document as an exhibit to your registration statement.

Response: We note the Staff’s comment, and would like to advise the Staff that we will file an amended and restated Memorandum and Articles of Association to limit the a director’s voting power to make language consistent with the disclosure we have in the Registration Statement.

Executive Compensation

Agreements with Named Executive Officers, page 62

26.	Please revise the description of these agreements to be consistent with the terms of Exhibits 10.3 and 10.4. For instance, we note that the dates of execution, the compensation arrangements and the terms of severance payments in the event of termination without cause are inconsistent. Please also expand your disclosure to describe the change in control provisions.

Response: In response to the Staff’s comment we have revised the disclosure on page 69 of Amendment No. 1.

Related Party Transactions, page 64

27.	You state that the loan from Mr. Wang was interest-free. However, we note your statements on pages 37 and F-19 which appear to indicate that interest expense recognized from the related party loan was $345,562 for the year ended March 31, 2017. Please reconcile your disclosures.

Response: In response to the Staff’s comment we have revised the disclosure on pages 43, 71 and F-19 of Amendment No. 1.

We followed the guidance under ASC 470-10 and imputed interest on the related party interest-free advances for the periods there was a balance outstanding due to the related party.

Description of Share Capital Calls on shares and forfeiture, page 67

28.	Please expand to describe the circumstances under which the directors may make calls on shareholders.

Response: Based on discussion with our Cayman Islands counsel, we believe the current disclosure of the circumstances under which the directors may make calls on shareholders is sufficient and cannot be expanded further.

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Taxation, page 81

29.	We note your reference in the exhibit index that your Exhibit 8.1 tax opinion from the Tian Yuan Law Firm has been filed with the registration statement, but we did not see a short-form version of the opinion on file and we note that the disclosure in this section states that the PRC opinion is from King & Wood Mallesons. Please reconcile your statements and file the opinion in a future amendment. Please also revise this section to clearly state which disclosure is the opinion of Hunter Taubman. With respect to any disclosure serving as the opinion of tax counsel, revise to remove language stating that “generally” certain tax consequences will apply and express a firm opinion for each material tax consequence or explain why such an opinion cannot be given. Additionally, please clarify your statements regarding why a firm opinion on tax consequences cannot be given if you are considered to be a PRC tax resident enterprise (for example, is there a tax treaty with the Cayman Islands and the treatment of such tax treaty is uncertain).

Response: In response to the Staff’s comment we have revised the disclosure on pages 88 and 89 of Amendment No. 1.and filed Exhibit 8.1 along with this Amendment No.1.

Financial Statements

Statements of Cash Flows, page F-7

30.	Dividends of $8.3 million are reported as paid in fiscal 2018. The balance sheet reports a dividend payable of $8.0 million at March 31, 2017. The statement of changes in shareholders’ equity does not reflect any dividends. Please provide disclosure regarding the dividends such as when the dividend was declared, why the dividend was paid for more than the amount of the payable, and where the $0.3 million difference was recorded. Also, if the dividend was declared prior to April 1, 2016, explain why payment was delayed until fiscal 2018.

Response: In response to the Staff’s comment we have revised the disclosure on page 42 of Amendment No. 1.

We advise the staff that the $0.3 million difference between the total dividend payment (approximately $8.3 million) and dividend payable as of March 31, 2017 (approximately $8.0 million) is due to foreign currency exchange rates used at different periods. The Company declared to issue a total of RMB 55 million dividend to owners of the Company during FY2016; however, the dividend was not paid out and recorded as payable as of fiscal year end of 3/31/2017, when currency exchange rate was 1 USD = 6.8993 RMB. During the FY2018, the Company paid out all declared dividend, RMB 55 million. In the cash flow statement, the dividend paid-out was translated to U.S. dollars with average foreign currency exchange rate of 1 USD = 6.6021 RMB for FY2018. As the foreign currency exchange rates are different, it results a different between the total dividend payment in FY2018 (approximately $8.3 million) and dividend payable recorded as of March 31, 2017 (approximately $8.0 million).

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Note 1 - Organization and Nature of Operations, page F-8

31.	You state “Since the Company is effectively controlled by the same Controlling Shareholder before and after the reorganization, it is considered under common control.” You further state “Prior to the reorganization, Mr. Wang Xuezhu owns 47.7% ownership of Fujian Happiness.” Please provide us your analysis of the ownership prior to the reorganization that resulted in the Controlling Shareholder controlling as 47.7% does not appear to result in control. Revise the disclosure as necessary.

Response: In response to the Staff’s comment we have revised the disclosure on page F-8 of Amendment No. 1.

Prior to reorganization, Wang Xuezhu directly owns 17% of Fujian Happiness; Wang Xianfu (Wang Xuezhu’s father) directly owns 5% of Fujian Happiness; and Lin Yanying (Wang Xuezhu’s mother) directly owns 4% of Fujian Happiness; thus, Wang Xuezhu and his family members are directly in controls of 26% of Fujian Happiness.

Additionally, Wang Xuezhu and his family members are in controls of 93% of Fuzhou Xingfulai Biotech Research Center (Research Center); which owns 39% of the Fujian Happiness. Thus, Wang Xuezhu and his family members are indirectly in control of 36% (93% x 39%) of Fujian Happiness through ownership in the Research Center.

Including direct ownership and indirect ownership, Wang Xuezhu and his family owns approximately 62% (26% + 36%) of Fujian Happiness.

Signatures, page II-4

32.	On page II-5, please revise the capacity in which Jiong Bian is signing to refer to his additional role as principal accounting officer. Please also include the signatures of at least a majority of the board (we note that your board will consist of five directors at closing). Refer to Instruction 1 of Signatures in the Form F-1.

Response: In response to the Staff’s comment, we have revised the disclosure on page II-4 of Amendment No. 1. Please note at this moment, we have not decided the other three members of the board. As a result, we could not provide the signatures of a majority of the board.

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General

33.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, once available, it will supplementally provide the Staff with copies of additional graphics and artwork it intends to use, if any.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Xuezhu Wang
Xuezhu Wang CEO

cc:	Joan Wu
Hunter Taubman Fischer & Li LLC

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